UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 2, 2023

ECHOSTAR CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	001-33807	26-1232727
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification Number)

100 Inverness Terrace E., Englewood, Colorado 80112

(Address of principal executive offices) (Zip Code)

(303) 706-4000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.001 par value	SATS	The NASDAQ Stock Market L.L.C.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01          Entry into a Material Definitive Agreement.

As previously disclosed, on August 8, 2023, EchoStar Corporation, a Nevada corporation (“EchoStar” or the “Company”), entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with DISH Network Corporation, a Nevada corporation (“DISH”), and Eagle Sub Corp., a Nevada corporation and a wholly owned subsidiary of DISH (“Eagle Sub”), providing for the merger of Eagle Sub with and into EchoStar, with EchoStar surviving the merger as a wholly owned subsidiary of DISH. On October 2, 2023, EchoStar entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”) with DISH and EAV Corp., a Nevada corporation and a wholly owned subsidiary of EchoStar (“Merger Sub”). The board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special transaction committee of independent directors of the Company Board, has unanimously approved, adopted and declared advisable the Amended Merger Agreement and the transactions contemplated by the Amended Merger Agreement. The Amended Merger Agreement revises the structure of the merger of DISH and EchoStar. The Amended Merger Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into DISH (the “Merger”), with DISH surviving the Merger as a wholly owned subsidiary of EchoStar. The expected proportional ownership of existing EchoStar stockholders and DISH stockholders in the combined company upon the consummation of the Merger remains the same as the expected proportional ownership contemplated by the Original Merger Agreement.

The determination to revise the structure was made in part to increase the financial and operational flexibility of the combined company. Among other things, the revised structure is expected to enhance shareholder value by enabling more efficient capital allocation and better facilitating potential future strategic transactions.

Merger Consideration

On the terms and subject to the conditions set forth in the Amended Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of DISH Class A Common Stock, par value $0.01 per share (“DISH Class A Common Stock”) and DISH Class C Common Stock, par value $0.01 per share (“DISH Class C Common Stock”), outstanding immediately prior to the Effective Time, will be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of EchoStar Class A Common Stock, par value $0.001 per share (“EchoStar Class A Common Stock”), equal to 0.350877 (the “Exchange Ratio”). On the terms and subject to the conditions set forth in the Amended Merger Agreement, at the Effective Time, each share of DISH Class B Common Stock, par value $0.01 per share (“DISH Class B Common Stock”), outstanding immediately prior to the Effective Time will be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of EchoStar Class B Common Stock, par value $0.001 per share (the “EchoStar Class B Common Stock” and, together with the EchoStar Class A Common Stock, the “EchoStar Common Stock”), equal to the Exchange Ratio. Any shares of DISH Class A Common Stock, DISH Class B Common Stock and DISH Class C Common Stock (collectively, “DISH Common Stock”) that are held in DISH’s treasury or held directly by EchoStar or Merger Sub immediately prior to the Effective Time will be cancelled and cease to exist and no consideration shall be paid or payable in respect thereof. The Ergen Stockholders (as defined below) have agreed, pursuant to the Amended Support Agreement (as defined below), to not vote, or cause or direct to be voted, the shares of EchoStar Class A Common Stock owned by them, other than with respect of any matter presented to the holders of EchoStar Class A Common Stock on which holders of EchoStar Class B Common Stock are not entitled to vote, for three years following the closing of the Merger. The EchoStar Common Stock to be issued to the Ergen DISH Stockholders (as defined below) as part of the Merger consideration will be issued through a private placement exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). Under the terms of the Amended Support Agreement, EchoStar and the Ergen Stockholders will enter into a registration rights agreement reasonably acceptable to the parties prior to the closing of the Merger providing for the registration of such stockholders’ shares of EchoStar Class A Common Stock or EchoStar Class B Common Stock received as part of the Merger consideration and/or shares of EchoStar Class B Common Stock held by such stockholders immediately prior to the closing of the Merger, upon request of the Ergen Stockholders at EchoStar’s sole cost and expense.

On the terms and subject to the conditions set forth in the Amended Merger Agreement, prior to or at the Effective Time, the Company and DISH will cooperate and take all actions required to amend the terms and conditions of the DISH Convertible Notes and the DISH Hedging Instruments (each, as defined in the Amended Merger Agreement) to cause each DISH Convertible Note that is issued and outstanding immediately prior to the Effective Time to remain issued and outstanding but to represent a right, on substantially the same terms and conditions as applied to the corresponding DISH Convertible Note immediately prior to the Effective Time, to convert into shares of EchoStar Class A Common Stock, at a conversion rate equal to the product of (a) the conversion rate underlying each such right to convert into shares of DISH Class A Common Stock immediately prior to the Effective Time and (b) the Exchange Ratio. On the terms and subject to the conditions set forth in the Amended Merger Agreement, prior to or at the Effective Time, the Company and DISH will cooperate and take all actions required to amend the terms and conditions of the DISH Warrants (as defined in the Amended Merger Agreement) to cause each DISH Warrant that is issued and unexercised immediately prior to the Effective Time to remain issued and unexercised but to be converted into a right, on substantially the same terms and conditions as applied to the corresponding DISH Warrant immediately prior to the Effective Time, to acquire shares of EchoStar Class A Common Stock. The number of shares of EchoStar Class A Common Stock subject to each such DISH Warrant will be equal to the product of (i) the number of shares of DISH Class A Common Stock subject to the corresponding DISH Warrant immediately prior to the Effective Time and (ii) the Exchange Ratio, and the per share exercise price for the shares of EchoStar Class A Common Stock issuable upon exercise of each such DISH Warrant will be determined by dividing (A) the per share exercise price for the shares of DISH Class A Common Stock otherwise purchasable pursuant to the corresponding DISH Warrant immediately prior to the Effective Time by (B) the Exchange Ratio, subject, in each case, to any adjustments to the terms of the DISH Warrants required or permitted pursuant to the terms of the DISH Warrant Agreements (as defined in the Amended Merger Agreement).

Conditions to Closing

The respective obligations of the Company and DISH to consummate the transactions contemplated by the Amended Merger Agreement are subject to the satisfaction or waiver of a number of conditions, including: (a) the adoption and approval of the Amended Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of DISH Common Stock entitled to vote thereon, which condition was satisfied following the execution and delivery of the Amended Merger Agreement through the execution and delivery of a written consent by the Ergen DISH Stockholders (as defined below) (the “Ergen DISH Written Consent”); (b) the affirmative vote of a majority of the votes cast by the holders of EchoStar Common Stock entitled to vote thereon with respect to the issuance of shares of EchoStar Common Stock in connection with the Merger, which condition was satisfied following the execution and delivery of the Amended Merger Agreement through the execution and delivery of a written consent by the Ergen EchoStar Stockholders (as defined below) (the “Ergen EchoStar Written Consent”); (c) the effectiveness of a registration statement on Form S-4 to register the issuance of EchoStar Class A Common Stock in connection with the Merger; (d) the expiration of a 20-day period (or such longer period as required by the applicable Securities and Exchange Commission (“SEC”) rules and regulations) following the mailing of a joint information statement/prospectus to the Company’s and DISH’s stockholders; (e) no statute, rule or regulation that makes illegal the consummation of the Merger having been enacted, issued, enforced, promulgated or enacted and remaining in effect, and no order or injunction of a court of competent jurisdiction being in effect that prohibits the consummation of the Merger; (f) the notification requirement under Section XVI of the Final Judgment in U.S. and Plaintiff States v. Deutsche Telekom AG, et al. of April 1, 2020 (Case No. 1:19-cv-02232-TJK) have been satisfied; (g) the receipt of specified approvals required under domestic satellite and communication laws and regulations; (h) the shares of EchoStar Class A Common Stock to be issued pursuant to the Merger being approved for listing on the Nasdaq Global Select Market; (i) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Amended Merger Agreement; (j) compliance with the other party’s obligations under the Amended Merger Agreement in all material respects; and (k) the absence of a material adverse effect on the other party since the date of the Amended Merger Agreement.

Termination

Either the Company or DISH may terminate the Amended Merger Agreement under certain circumstances, including if: (a) the Merger is not completed by April 2, 2024, which will automatically be extended for an additional three-month period in the event that the required satellite and communications approvals have not been obtained or a legal restraint (solely in respect of any antitrust law or satellite and communications law) is in effect; (b) a governmental entity of competent jurisdiction issues a final, non-appealable order or takes any other action that makes the Merger illegal or otherwise prohibited; (c) the other party has not provided the Ergen EchoStar Written Consent or Ergen DISH Written Consent, as applicable, by 11:59 p.m. New York City Time, one day after the date of the Amended Merger Agreement (provided, that this termination right is no longer available, as each of the Ergen EchoStar Written Consent and Ergen DISH Written Consent were delivered following entry into the Amended Merger Agreement); or (d) the other party breaches its representations, warranties or covenants in the Amended Merger Agreement in a way that would cause certain closing conditions not to be satisfied, subject to the right of the breaching party to cure the breach within 30 days.

Post-Closing Board of Directors

At the Effective Time, the Company Board shall consist of eleven (11) directors, comprised of (i) seven (7) individuals who were members of the DISH Board as of immediately prior to the Effective Time, (ii) three (3) individuals who were independent directors on the Company Board as of immediately prior to the Effective Time and (iii) the President and Chief Executive Officer of EchoStar. The Company and DISH will consult with each other in connection with selecting the directors of the existing Company Board who will continue to serve on the Company Board from and after the Effective Time.

Representations and Warranties; Covenants

The Amended Merger Agreement contains customary representations and warranties given by the Company and DISH, for a transaction of this nature.  The Amended Merger Agreement also contains customary pre-closing covenants, including covenants by each of the parties relating to conduct of their respective businesses prior to the closing of the Merger.  In addition, the parties have agreed to use their respective reasonable best efforts to take all actions necessary, proper or advisable to complete the Merger and the other transactions contemplated by the Amended Merger Agreement as soon as reasonably practicable, including obtaining all regulatory approvals necessary to complete the Merger.

The Amended Merger Agreement also provides that each of the Company and DISH is prohibited from soliciting alternative acquisition proposals from third parties, providing information to third parties and engaging in discussions with third parties regarding alternative acquisition proposals. DISH’s restrictions with respect to alternative acquisition proposals only apply with respect to transactions which would reasonably be expected to prevent or materially delay closing of the transactions contemplated by the Amended Merger Agreement or would otherwise be prohibited by the pre-closing covenants applicable to the Company.

Additional Information

The foregoing description of the Merger and the Amended Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.  A copy of the Amended Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any factual information about the Company or DISH.

The Amended Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of the dates specified therein.  The representations and warranties in the Amended Merger Agreement reflect negotiations between the parties to the Amended Merger Agreement. Such representations and warranties are not intended as statements of fact to be relied upon by the Company’s stockholders or DISH’s stockholders.  In particular, the representations, warranties, covenants and agreements in the Amended Merger Agreement may be subject to limitations agreed by the parties, including modifications or qualifications in certain confidential disclosures that were made between the parties in connection with the negotiation of the Amended Merger Agreement.  In addition, the parties may apply standards of materiality in a way that is different from what investors may view as material.  As such, the representations and warranties in the Amended Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and investors should not rely on them as statements of fact.  Moreover, publicly available information relating to the subject matter of such representations and warranties may change after the date of the Amended Merger Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information.

Item 3.02          Unregistered Sale of Equity Securities.

The disclosure under Items 1.01 and 8.01 of this Current Report on Form 8-K relating to the Amended Merger Agreement, the Amended Support Agreement and the issuance of EchoStar Common Stock pursuant to the Amended Merger Agreement is incorporated into this Item 3.02 by reference.

The EchoStar Common Stock to be issued to the Ergen Stockholders as part of the Merger consideration will be issued through a private placement exemption from registration under the Securities Act.

Item 5.02          Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Pursuant to the terms of the Original Merger Agreement, which contemplated the appointment of Mr. Hamid Akhavan as President and Chief Executive Officer of DISH and a member of the DISH Board, to be effective as of the Effective Time, the DISH Board and its compensation committee approved the terms of, and the entry by DISH into, a letter agreement with Mr. Akhavan (the “Original CEO Agreement”).  In connection with the Amended Merger Agreement, pursuant to which Mr. Akhavan will continue to serve as the President and Chief Executive Officer of EchoStar and will serve as a member of the Company Board upon the Effective Time, the Company Board and its Executive Compensation Committee approved the terms of, and the entry by the Company into, a letter agreement with Mr. Akhavan, which supersedes the Original CEO Agreement and shall be effective at the Effective Time (the “CEO Employment Agreement”).  Pursuant to the CEO Employment Agreement, Mr. Akhavan will receive an annual base salary of $2,500,000 and be eligible for an annual bonus opportunity of up to $2,500,000 (prorated for the portion of the year following the Effective Time if the Effective Time occurs in 2023). In addition, Mr. Akhavan will be eligible for an annual bonus under the applicable annual bonus program for 2023, provided if the Effective Time occurs in 2023, such annual bonus will be prorated based on the number of days elapsed in 2023 prior to the Effective Date. The CEO Employment Agreement provides that a portion of Mr. Akhavan’s unvested EchoStar equity awards will vest at the Effective Time in accordance with their terms, with any remaining unvested portion forfeited (in the case of restricted stock units). Pursuant to the CEO Employment Agreement, Mr. Akhavan will receive an annual award (an “Annual RSU Award”) of 263,158 EchoStar restricted stock units with a one-year vesting period and a one-time award (a “Sign-On Option Award”) of 701,754 EchoStar stock options with three-year ratable vesting. If Mr. Akhavan’s employment is terminated without cause or due to constructive termination, then (i) any outstanding Annual RSU Award relating to the year in which such termination occurs shall become fully vested, and (ii) a portion of any outstanding Sign-On Option Award will become vested based on the date of such termination.

On October 1, 2023, the Board approved the appointment of Mr. John Swieringa, the current President of Technology and Chief Operating Officer of DISH, as the President of Technology and Chief Operating Officer of EchoStar, effective upon the Effective Time. Mr. Swieringa, age 46, has served as President of Technology and Chief Operating Officer of DISH since August 2023. Mr. Swieringa previously served as President and Chief Operating Officer of DISH’s Wireless business segment between January 2022 and August 2023, and was responsible for all operational aspects of DISH’s Wireless business segment. Mr. Swieringa previously served as Executive Vice President and Chief Operating Officer of DISH since December 2017 and as Group President, Retail Wireless since July 2020 and has had responsibility for all aspects of DISH’s Retail Wireless business unit. Mr. Swieringa previously served as Executive Vice President, Operations from December 2015 to December 2017, as Senior Vice President and Chief Information Officer from March 2014 to December 2015 and as Vice President of Information Technology Customer Applications from March 2010 to March 2014. Mr. Swieringa joined DISH in December 2007 serving in its finance department. Mr. Swieringa has no family relationships with any of the Company’s directors or executive officers. There are no transactions and no proposed transactions between Mr. Swieringa and the Company that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K.

In connection with entry into the Original Merger Agreement, the DISH Board and its compensation committee approved the terms of, and the entry by DISH into, a letter agreement with Mr. Swieringa (the “Original Swieringa Agreement”).  In connection with the Amended Merger Agreement, the Company Board and its Executive Compensation Committee approved the terms of, and the entry by EchoStar into, a letter agreement with Mr. Swieringa, which supersedes the Original Swieringa Agreement and shall be effective at the Effective Time (the “Swieringa Letter Agreement”).  Pursuant to the Swieringa Letter Agreement, Mr. Swieringa will receive an annual base salary of $1,000,000 and a grant of 175,439 EchoStar stock options and 70,175 EchoStar restricted stock units, each vesting 20% per year beginning on January 1, 2025. In addition, as contemplated by the Original Swieringa Agreement, EchoStar will honor Mr. Swieringa’s eligibility to receive a one-time cash bonus of up to $200,000 for the achievement of a performance goal, the terms and conditions of which will be subject to a written award agreement to be agreed with Mr. Swieringa and approved by the Chairman and General Counsel of DISH.

Effective as of the Effective Time, the responsibilities of Mr. Paul Gaske’s, EchoStar's current Chief Operating Officer’s, are not expected to change.

Item 8.01          Other Events.

Support Agreement

Concurrently with the entry into the Amended Merger Agreement, Charles W. Ergen, Cantey M. Ergen, Ergen Two-Year March 2022 SATS GRAT, Ergen Two-Year June 2022 SATS GRAT, Ergen Two-Year December 2022 SATS GRAT, Ergen Two-Year June 2023 SATS GRAT and Telluray Holdings, LLC (the “Ergen EchoStar Stockholders”), Charles W. Ergen, Cantey M. Ergen, Ergen Two-Year December 2021 DISH GRAT, Ergen Two-Year December 2022 DISH GRAT, Ergen Two-Year May 2023 DISH GRAT, Ergen Two-Year June 2023 DISH GRAT and Telluray Holdings, LLC (the “Ergen DISH Stockholders” and together with the Ergen EchoStar Stockholders, the “Ergen Stockholders”), the Company and DISH entered into an amended and restated support agreement (the “Amended Support Agreement”), which amends and restates the Support Agreement, dated as of August 8, 2023, entered into among the Ergen Stockholders, EchoStar and DISH in connection with the Original Merger Agreement. Pursuant to the Amended Support Agreement, the Ergen Stockholders have agreed, among other things: (a) not to transfer shares of EchoStar Common Stock or DISH Common Stock prior to the earlier of the Effective Time and the termination of the Amended Merger Agreement in accordance with the terms thereof, subject to certain limited exceptions; (b) to comply with certain obligations of the parties contained in the Amended Merger Agreement; and (c) to not vote, or cause or direct to be voted, the shares of EchoStar Class A Common Stock owned by them as of the closing of the Merger, other than with respect of any matter on presented to the holders of EchoStar Class A Common Stock on which holders of EchoStar Class B Common Stock are not entitled to vote, for three years following the closing of the Merger. Such provision is conditioned on the consummation of the Merger and will not apply to shares acquired following the closing of the Merger, including on account of any conversion of EchoStar Class B Common Stock or any stock split, dividend or similar transaction.

The foregoing description of the Amended Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended Support Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 9.01          Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description of Exhibit
2.1	Amended and Restated Agreement and Plan of Merger, dated as of October 2, 2023, by and among EchoStar, DISH and Merger Sub.*

10.1	Amended and Restated Support Agreement, dated as of October 2, 2023, by and among EchoStar, DISH and the Ergen Stockholders. *

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*  Schedules, annexes and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K.  The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules, annexes and/or exhibits upon request by the SEC; provided, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for any schedules so furnished.

*          *          *

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. These statements are neither promises nor guarantees but are subject to a variety of risks and uncertainties, many of which are beyond EchoStar’s and DISH’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include the factors discussed under the section entitled “Risk Factors” of EchoStar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC, and under the section entitled “Risk Factors” of DISH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and the parties’ subsequent reports, filed with the SEC. EchoStar and DISH undertake no obligation to update or supplement any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. These factors include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the Amended Merger Agreement between EchoStar and DISH; the effect of the announcement of the proposed transaction on the ability of EchoStar and DISH to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; EchoStar’s and DISH’s ability to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; risk factors related to the current economic and business environment; significant transaction costs and/or unknown liabilities; risk factors related to pandemics or other health crises; risk factors related to funding strategies and capital structure; and risk factors related to the market price for EchoStar’s and DISH’s respective common stock.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 that will include as a prospectus a joint information statement of the type contemplated by Rule 14c-2 of the Exchange Act, and be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the joint information statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to EchoStar’s and DISH’s respective periodic reports and other filings with the SEC, including the risk factors identified in each of EchoStar’s and DISH’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither EchoStar nor DISH undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, EchoStar and DISH intend to prepare a joint information statement for their respective stockholders containing the information with respect to the proposed transaction contemplated by Rule 14c-2 of the Exchange Act and describing the proposed transaction. EchoStar intends to file with the SEC a registration statement on Form S-4 that will include the joint information statement. Each of EchoStar and DISH may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the joint information statement or any other document that EchoStar or DISH may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint information statement (if and when available) and other documents containing important information about EchoStar, DISH and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by EchoStar will be available free of charge on its website at https://ir.echostar.com/. Copies of the documents filed with the SEC by DISH will be available free of charge on its website at https://ir.dish.com/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ECHOSTAR CORPORATION

October 3, 2023	By:	/s/ Dean A. Manson
Dean A. Manson
Chief Legal Officer and Secretary